Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending September 30, 2004

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

Investor Information

Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone +1 646 885 3300

Auditors
PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone +41 1 630 1111
Fax +41 1 630 1115

Stock Trading

Converium Holding AG common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR. In October 2004, following the capital increase and reduction of nominal value, approved by shareholders at the Extraordinary Shareholders Meeting held on September 28, 2004, the nominal value of Converium shares was reduced to CHF 5 from CHF 10.

January — October 21, 2004
SWX Swiss Exchange (CHF)*	High	37.03	Low	7.42
New York Stock Exchange (USD)**	High	29.57	Low	3.15
January — March, 2004
SWX Swiss Exchange (CHF)*	High	37.03	Low	30.25
New York Stock Exchange (USD)**	High	29.57	Low	23.55
April — June, 2004
SWX Swiss Exchange (CHF)*	High	34.62	Low	30.38
New York Stock Exchange (USD)**	High	26.80	Low	23.70
July — September, 2004
SWX Swiss Exchange (CHF)*	High	32.66	Low	8.16
New York Stock Exchange (USD)**	High	26.04	Low	6.76
October 1 — October 21, 2004
SWX Swiss Exchange (CHF)*	High	8.56	Low	7.42
New York Stock Exchange (USD)**	High	6.85	Low	3.15

*	The Ordinary share is adjusted for the capital increase, after rights trading.

**	The ADSs traded with rights until October 20, 2004. The cash proceeds to the ADS holders from the sale of the rights were made on October 20, 2004 by the Converium depository, Bank of New York.

First listed

December 11, 2001 SWX Swiss Exchange and New York Stock Exchange

Investor Relations Contact
Zuzana Drozd
Head of Investor Relations
Phone +41 1 639 9120
E-mail zuzana.drozd@converium.com

Contents

5 Financial highlights
6 The Converium share and ADS
8 Management’s discussion and analysis of financial condition and results of operations
15 Business Development
24 Cautionary note regarding forward-looking statements
26 Statements of (loss) income
27 Balance sheets
28 Statements of cash flows
29 Statement of changes in equity
30 Schedule of segment data
34 Notes to the financial statements
50 Signatures

Financial highlights

	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
(US$ million, except per share information)	2004	2003	2004	2003
Gross premiums written	1,033.3	1,009.6	3,444.5	3,222.1
Net premiums written	933.8	887.4	3,181.2	2,971.3
Net premiums earned	1,013.9	918.6	3,016.8	2,715.4
Total investment results	97.3	52.9	266.8	183.4
(Loss) income before taxes	-108.1	55.1	-403.6	150.9
Net (loss) income	-116.3	44.3	-710.6	128.9
Basic (loss) earnings per share	-2.91	1.12	-17.83	3.24
Pro forma (loss) earnings per share (1)	-1.42		-8.66
Annualized return on equity (2)	-22.3%	10.2%	-45.5%	9.9%
Loss ratio (non-life)	91.9%	69.2%	92.7%	72.1%
Underwriting expense ratio (non-life)	20.9%	22.5%	21.2%	21.6%
Administration expense ratio (non-life)	4.5%	4.0%	4.0%	4.0%
Combined ratio (non-life)	117.3%	95.7%	117.9%	97.7%

	Sept. 30,	Dec. 31,
	2004	2003
Total equity	1,275.1	2,083.3
Total underwriting reserves, net of reinsurance	9,329.5	8,075.1
Total invested assets	7,666.5	7,528.7
Book value per share	31.99	52.38
Pro forma book value per share (1)	11.52

(1)	Based on Rights Offering that occurred in October 2004 (see Note 19).

(2)	Defined as net (loss) income (after-tax) divided by shareholders’ equity at the beginning of the period, annualized.

The Converium share and ADS

Following Converium’s announcement on July 20, 2004, of a continued reserve deficiency and subsequent strengthening of its US casualty business loss reserves, the shares dropped by more than 50%. As a result, Standard & Poor’s (S&P) and A.M. Best both lowered financial strength ratings and issuer credit ratings. The net loss of US$ 660 million posted in the second quarter of 2004, and the announcement of additional reserve strengthening in the magnitude of US$ 50 — US$ 100 million, based on the results of an external reserve review, triggered further downgrading by Standard and Poor’s and A.M. Best (for additional information on ratings, see page 12).

However, the plans on how to deal with the pre-IPO issues by placing the US reinsurance operations into solvent run-off, and adjusting the remaining operations, were supported by the shareholders. The announced rights issue, raising US$ 420 million in new capital, was accepted by shareholders at the Extraordinary Shareholders Meeting held on September 28, 2004, and nearly 100% of the rights were exercised thereafter. The recapitalization will enable Converium to refocus its business plans, dispose of its legacy issues and rebuild credibility among clients, brokers and investors.

On October 15, 2004 S&P raised the long-term counterparty credit and insurer financial strength ratings for Converium AG to BBB+ and for Converium Holdings (North America) to BB+, confirming a stable outlook. This decision reflects Converium’s successful closing of the US$ 420 million rights issue and S&P expectation that Converium will maintain significant support from key clients and intermediaries.

In addition to the above, the insurance/reinsurance industry has suffered from a string of hurricanes that hit the Caribbean, parts of Florida and neighboring states as well as a series of typhoons in Asia in the third quarter of 2004, to which, however, Converium has had a comparably low exposure.

Additionally, in mid October, the insurance industry experienced an additional set back following the announcement of Eliot Spitzer, the New York State Attorney General, of an investigation into profit sharing agreements (PSA). Converium is neither a defendant in a civil lawsuit that New York State Attorney General Eliott Spitzer filed against a leading U.S. insurance broker nor has Converium been contacted by Eliot Spitzer.

SWX Swiss Exchange
Share price as at October 21, 2004 in CHF*	7.65
Average daily trading volume in 2004	973,824
Market capitalization as at October 21, 2004 in CHF	1,122,174,384
Book value per share as at September 30, 2004 in CHF	39.95
Pro forma book value per share as at September 30, 2004 in CHF	14.39

New York Stock Exchange
ADS price as at October 21, 2004 in US$**	3.24

Major shareholders

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of October 21, 2004:

•	Capital Group Companies Inc., Los Angeles, California, United States: 5.34% (date of notification August 9, 2004)

•	Odey Asset Management LLP, London, United Kingdom: 5.84% (date of notification October 21, 2004)

*	The Ordinary share is adjusted for the capital increase, after rights trading.

**	The ADSs traded with rights until October 20, 2004. The cash proceeds to the ADS holders from the sale of the rights were made on October 20, 2004 by the Converium depository, Bank of New York.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

To the extent that our description of our business presents historical financial data, such financial data may not reflect our future operating performance. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

Overview

Converium is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

We offer a broad range of traditional non-life and life reinsurance products as well as innovative “non-traditional” solutions to help our target clients efficiently manage capital and risks. In non-life reinsurance, our lines of business are general third party liability, motor, personal accident (assumed from non-life insurers), property, agribusiness, aviation & space, credit & surety, engineering, marine & energy, professional liability & other special liability and workers’ compensation. In Life & Health Reinsurance, our lines of business are life & disability reinsurance, including quota share, surplus coverage and financing contracts, and accident & health.

We underwrite reinsurance both directly with ceding companies and through intermediaries, giving us the flexibility to pursue business in accordance with our ceding companies’ preferred reinsurance purchasing method. In 2003, 58% of our gross premiums written were written through intermediaries and 42% were written on a direct basis.

Our business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on lines of business. The business segments are supported by global business support functions such as Actuarial & Risk Management and Underwriting Technical Services, and by global services such as Human Resources, Finance and IT. We believe that the organization of our business along lines of business and global business support and services functions provides a higher degree of transparency, accountability and management control.

Based on the developments of the second and third quarters of 2004, we have placed our U.S. operations into run-off. This involves the discontinuation of writing reinsurance from offices located in North America. However, we will offer reinsurance for attractive U.S. originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich and its Bermuda branch. Converium Reinsurance (North America) Inc. (“CRNA”) has been placed into orderly run-off and we are seeking to commute CRNA’s liabilities wherever appropriate.

As a result of recent ratings downgrades, we were required to re-evaluate our global strategy to maximize shareholder value. As of July 1, 2004, Converium estimated its total estimated annual gross premiums written of in-force business from North American cedents to be in excess of US$ 1.4 billion. The decision to place CRNA into run-off and to transfer the underwriting of all North American non-life business to Zurich and Bermuda is expected to result in a reduction of gross premiums written of North American originated business of US$ 1.0 billion or more for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Specialty Lines. Based on most recent feedback from non-U.S. insurers, Converium currently expects its non-U.S. premium volume for underwriting year 2005 to be reduced by up to 40% compared to 2004. Accordingly, our preliminary estimates are that in underwriting year 2005, our total gross premiums written will be on the order of half the total for 2004.

Results of operations

During the first nine months of 2004, Converium has taken actions that resulted in measurable effects on its financial results. These actions included the net strengthening of prior years’ loss reserves (US$ 524.1 million year-to-date), the establishment of a full valuation allowance against its net deferred tax assets related to its North American operations (year-to-date expense of US$ 269.8 million) and an impairment of goodwill (year-to-date expense of US$ 94.0 million). See “Reserve strengthening and subsequent asset impairments”.

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003
Pre-tax (loss) income	-108.1	55.1	-403.6	150.9
Net realized capital gains (losses)	20.3	-1.3	42.0	6.2
Impairment of goodwill	—	—	-94.0	—
Restructuring costs	-3.4	—	-3.4	—
Pre-tax operating (loss) income	-125.0	56.4	-348.2	144.7
Net (loss) income	-116.3	44.3	-710.6	128.9

Net income for the three and nine months ended September 30, 2004 declined compared to the same periods in 2003. The decline is primarily due to the net strengthening of prior years’ loss reserves, and an increase in income tax expense due to the establishment of a full valuation allowance against the net deferred tax assets from our North American operations and related impairment of goodwill.

We reported a decrease in pre-tax operating results (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, impairment of goodwill and restructuring costs) for the three and nine months ended September 30, 2004 as compared to the same periods in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.

For the three months ended September 30, 2004, gross premiums written increased 2.3%, net premiums written increased 5.2% and net premiums earned increased 10.4%. For the nine months ended September 30, 2004, gross premiums written increased 6.9%, net premiums written increased 7.1% and net premiums earned increased 11.1%. See “Reinsurance results” and “Business Development”.

Our non-life combined ratio was 117.3% and 117.9% for the three and nine months ended September 30, 2004, respectively, as compared to 95.7% and 97.7% for the same periods of 2003. Reserve actions in 2004 increased the combined ratio by 10.7 points and 19.6 points for the three months and nine months ended September 30, 2004, respectively. Natural catastrophes in 2004 increased the combined ratio by 10.6 points and 3.6 points for the three months and nine months ended September 30, 2004, respectively.

We had net realized capital gains of US$ 20.3 million for the three months ended September 30, 2004 and net realized capital losses of US$ 1.3 million for the same period in 2003. The increase in net realized capital gains in the third quarter of 2004 was primarily due to the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks.

We had net realized capital gains of US$ 42.0 million and US$ 6.2 million for the nine months ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004, US$ 3.6 million in impairment charges were recorded, compared to US$ 24.9 million for the same period of 2003. Included in the impairment charges for the nine months ended September 30, 2003 were US$ 22.1 million related to our equity securities portfolio, US$ 2.5 million related to our real estate portfolio and US$ 0.3 million related to our fixed maturities portfolio.

Other loss for the three months ended September 30, 2004 was US$ 31.7 million as compared to nil for the same period of 2003. For the nine months ended September 30, 2004 and 2003, other loss was US$ 28.8 million and US$ 4.4 million, respectively. The increase in other loss is primarily driven by the cost of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company.

Reserve strengthening and subsequent asset impairments

Reserve Development

The following table presents the net adverse (favorable) reserve development for each of Converium’s non-life segments for the first three quarters of 2004 as well as for the corresponding periods of 2003:

	Three months ended		Three months ended		Three months ended		Nine months ended
	March 31,		June 30,		Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003	2004	2003	2004	2003
Standard Property & Casualty Reinsurance	10.1	-10.7	96.0	-23.5	-31.8	-11.8	74.3	-46.0
Specialty Lines	32.9	22.0	288.7	20.1	128.2	-5.4	449.8	36.7

Total non-life reinsurance	43.0	11.3	384.7	-3.4	96.4	-17.2	524.1	-9.3

Converium has experienced significant adverse development in its U.S. casualty reinsurance lines for the last several years. Since 2001, Converium has recorded a total of US$ 764.9 million of additional provisions on its non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and first nine months of 2004: US$ 524.1 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation & space (US$ 102.2 million), offset by adverse development on workers’ compensation and professional liability & other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the U.S. business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior year U.S. casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss reporting trend continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium initiated additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions.

As a result of the in-depth reviews performed in the second quarter of 2004, Converium recorded a reserve strengthening charge of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to U.S. casualty business written from 1997 to 2001. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the United States (US$ 99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States (US$ 265.2 million).

In the third quarter of 2004, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin (“Tillinghast”) to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30,

2004 in respect of the Zurich and New York originated businesses. The results of this review and Converium’s internal analysis of third quarter development resulted in the additional net strengthening of prior years’ loss reserves of US$ 96.4 million in the third quarter of 2004. This development consisted of positive development of US$ (31.8) million in the Standard Property & Casualty Reinsurance segment offset by reserve strengthening of US$ 128.2 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the positive reserve development primarily related to property (US$ (31.5) million) and miscellaneous liability (US$ (45.6) million) and was partially offset by reserve strengthening primarily related to motor liability outside the United States (US$ 45.8 million). In the Specialty Lines segment, the reserve strengthening arose primarily from worker’s compensation (US$ 26.9 million) and from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States (US$ 101.9 million).

Income Taxes

Converium’s consolidated income tax expense for the nine months ended September 30, 2004 reflects an additional expense of US$ 269.8 million related to the establishment of a full valuation allowance in the second quarter against the net deferred income tax balances previously carried at CRNA. CRNA is the legal entity where the majority of the reserve strengthening has occurred. Converium has not established any additional deferred tax asset related to the losses sustained by CRNA in the third quarter.

As required under SFAS 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets as of June 30, 2004 and has been amended accordingly as of September 30, 2004 to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no U.S. federal tax expense on such income until such time as the net operating losses are utilized or expire.

For the three months ended September 30, 2004, Converium’s tax expense reflects an additional US$ 6.4 million of current income taxes for Converium’s operations in Australia as well as the normalized tax expense for Converium Rückversicherung (Deutschland) AG of approximately 40% based on its pre-tax income.

As of September 30, 2004, Converium’s valuation allowance was US$ 485.3 million, comprising net operating losses carried forward (US$ 320.9 million), loss reserve discount (US$ 120.9 million) and other temporary differences, net (US$ 43.5 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating losses carried forward.

As of September 30, 2004, Converium has total net operating losses carried forward of US$ 1,060.3 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and expire in the years 2020 through 2024.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.

Goodwill and other intangible assets

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the first six months of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting units as of June 30,

2004. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded in the second quarter of 2004, representing all goodwill carried at CRNA.

SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There were no intangible assets recorded on the CRNA balance sheet; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of September 30, 2004 was US$ 77.5 million, which relates to Converium AG’s strategic investments in Global Aerospace Underwriting Managers Limited (“GAUM”) and MDU Services Ltd. Both of these companies are expected to perform in line with management’s expectations. Converium will be evaluating its investments in GAUM and MDU Services Ltd as part of its normal impairment testing procedures in the fourth quarter of 2004.

Ratings and regulatory issues

Following our second quarter 2004 results, both Standard & Poor’s Ratings Services and A.M. Best lowered our ratings. Such ratings are as follows.

On October 15, 2004, Standard & Poor’s revised both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB+” from “BBB” and removed it from “CreditWatch”. This decision reflects Converium’s successful closing of its share issue and Standard & Poor’s expectation that Converium will maintain significant support from key clients and intermediaries.

On October 22, 2004, Standard & Poor’s raised its long-term insurer financial strength ratings on Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. to “BBB+” from “BBB-”. At the same time, Standard & Poor’s withdrew its “BBB-” long-term counterparty credit ratings on both entities at the request of Converium. All ratings were removed from CreditWatch, and the outlook on both entities is stable. The raising of the insurer financial strength ratings reflects that policyholder obligations of Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. are now guaranteed by Converium AG and therefore reflect the ratings of Converium AG.

On September 10, 2004, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of Converium Reinsurance (North America) Inc. (“CRNA”) to “R”.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings have been removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of Converium Insurance (North America) Inc. A.M. Best downgraded the financial strength rating to “B-” from “A-” and the issuer credit rating to “bb-” from “a-” of CRNA following our announcement of our intention to place CRNA into run-off.

On October 14, 2004, A.M Best confirmed that the “B++” financial strength rating and “bbb+” issuer credit rating of Converium AG and all debt ratings remain unchanged.

We have reviewed the contracts with our cedents for implications of a potential ratings downgrade or a decrease in statutory surplus levels. The contracts that contain a ratings or statutory surplus level provision represent approximately one-third and one-fifth of our total ultimate treaty premium, respectively. This review has indicated that the significant majority of those contracts that contain termination provisions relating to either ratings or statutory surplus declines have been triggered and therefore the counterparties have the right to terminate such contracts. Through September 30, 2004, we have not had a material reduction in net premiums resulting from clients exercising their rights of special termination under various reinsurance contracts.

Reinsurance results

	Three months ended		% change	Nine months ended		% change
	Sept. 30,		2004	Sept. 30,		2004
			over			over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	1,033.3	1,009.6	2.3%	3,444.5	3,222.1	6.9%
Net premiums written	933.8	887.4	5.2	3,181.2	2,971.3	7.1
Net premiums earned	1,013.9	918.6	10.4	3,016.8	2,715.4	11.1

Net premiums written increased in the three and nine months ended September 30, 2004 over the same periods in 2003, largely due to market conditions and new client relationships in certain key markets. For the nine months ended September 30, 2004, Standard Property & Casualty Reinsurance increased by US$ 70.1 million or 5.5%, Specialty Lines increased by US$ 68.3 million or 4.9%, and Life & Health Reinsurance grew by US$ 71.5 million or 25.0%. We retained 92.4% and 92.2% of our gross premiums written for the nine months ended September 30, 2004 and 2003, respectively.

For the nine months ended September 30, 2004, based on stable exchange rates, gross premiums written increased by 4.9%, net premiums written increased by 5.1%, and net premiums earned increased by 5.1%.

Net premiums earned for the three and nine months ended September 30, 2004 increased at a higher rate compared to the corresponding net premiums written due to a large proportion of business written on January 1 in the German and Austrian market, that is earned throughout the year.

See “Business Development” for further information by line of business. Also see “Overview” for future prospects regarding premium activity.

	Three months ended		% change		Nine months ended		% change
	Sept. 30,		2004		Sept. 30,		2004
			over				over
(US$ million)	2004	2003	2003		2004	2003	2003
Losses, loss adjustment expenses and life benefits	-914.2	-662.2	38.1%		-2,738.9	-1,994.9	37.3%
Non-life loss ratio (to premiums earned)	91.9%	69.2%	22.7	pts	92.7%	72.1%	20.6	pts
Impact of 2004 reserve development	10.7%	—			19.6%	—
Impact of 2004 hurricanes and typhoons	10.6%	—			3.6%	—

Our losses, loss adjustment expenses and life benefits incurred and non-life loss ratio increased for the three and nine months ended September 30, 2004 as compared to the same periods of 2003, mainly due to reserve development as described above. In addition, the impact of the hurricanes and typhoons in the third quarter of 2004 added US$ 95.8 million of incurred losses, or 10.6 points and 3.6 points, to the three and nine month 2004 loss ratios, respectively.

In the nine months ended September 30, 2003, there was reserve strengthening for the Guaranteed Minimum Death Benefit (GMDB) business in the Life & Health Reinsurance segment, which negatively impacted our results by US$ 22.6 million, while there was no action required in 2004.

Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

	Three months ended		% change		Nine months ended		% change
	Sept. 30,		2004		Sept. 30,		2004
			over				over
(US$ million)	2004	2003	2003		2004	2003	2003
Underwriting acquisition costs	-211.2	-201.8	4.7%		-642.4	-582.3	10.3%
Operating and administration expenses	-50.6	-45.5	11.2		-154.9	-142.4	8.8
Non-life underwriting expense ratio (to premiums earned)	20.9%	22.5%	-1.6	pts	21.2%	21.6%	-0.4	pts
Non-life administration expense ratio (to premiums written)	4.5%	4.0%	0.5	pts	4.0%	4.0%	—

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased for the three months and nine months ended September 30, 2004 as compared to the same periods in 2003 due to growth in earned premiums. Despite this growth, the underwriting expense ratio was relatively stable in 2004 compared to 2003.

Operating and administration expenses increased for the three months and nine months ended September 30, 2004 over the same periods in 2003 due to increased expenditures to support the growth in operations, and the weakening of the US dollar. As a result of our premium growth and strong expense management, the non-life administration expense ratio remained stable for the nine months ended September 30, 2004 as compared to the same period in 2003.

Investment results

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003
Investment income:
Fixed maturities	52.3	26.3	146.3	92.2
Equity securities	1.0	1.7	10.2	9.5
Funds Withheld Asset	18.2	20.5	57.5	64.3
Other, net of expenses	5.5	5.7	10.8	11.2

Net investment income	77.0	54.2	224.8	177.2
Average annualized net investment income yield (pre-tax)	3.9%	3.0%	3.8%	3.4%
Net realized capital gains (losses)	20.3	-1.3	42.0	6.2

Total investment results	97.3	52.9	266.8	183.4
Average annualized total investment income yield (pre-tax)	4.9%	2.9%	4.5%	3.5%
Change in net unrealized gains (losses) (pre-tax)	30.9	10.9	-46.0	115.9

Total investment return (pre-tax)	128.2	63.8	220.8	299.3

Average annualized total investment return (pre-tax)	6.4%	3.5%	3.7%	5.7%

Average total invested assets (including cash and cash equivalents)	7,945.8	7,245.4	7,887.3	6,938.1

Investment results are an important part of our overall profitability. Our net investment income increased for the three and nine months ended September 30, 2004 as compared to the same periods of 2003. The increase largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Funds Withheld Asset”.

Our average annualized net investment income yield (pre-tax) was 3.9% and 3.8% for the three and nine months ended September 30, 2004, respectively, as compared to 3.0% and 3.4% for the same periods of 2003 reflecting increasing interest rates in 2004.

Our average annualized total investment income yield (pre-tax) was 4.9% and 4.5% for the three and nine months ended September 30, 2004, respectively, as compared to 2.9% and 3.5% for the same periods of 2003. The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003.

Our average annualized total investment return (pre-tax) was 6.4% and 3.7% for the three and nine months ended September 30, 2004 as compared to 3.5% and 5.7% for the same periods of 2003. The return for the three months ended September 30, 2004 was driven by the realized gains on equities and slightly decreasing interest rates since June 30, 2004. The return for the nine months ended September 30, 2004 reflects the impact of the sale of equities resulting in realized capital gains of US$ 42.0 million, whereas for the nine months ended September 30, 2003, we had a change in unrealized capital gains of US$ 115.9 million as a result of the strong recovery of the stock markets.

Other

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003
Other loss	-31.7	—	-28.8	-4.4
Interest expense	-8.2	-6.9	-24.8	-23.9
Impairment of goodwill	—	—	-94.0	—
Restructuring costs	-3.4	—	-3.4	—
Income tax expense	-8.2	-10.8	-307.0	-22.0

Other loss for the three months ended September 30, 2004 was US$ 31.7 million as compared to nil for the same period of 2003. For the nine months ended September 30, 2004 and 2003, other loss was US$ 28.8 million and US$ 4.4 million, respectively. The increase in other loss is primarily driven by the cost of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company. Other loss components also include interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Interest expense remained relatively stable for the three and nine months ended September 30, 2004 as compared to the same periods in 2003.

Impairment of goodwill was US$ 94.0 million for the nine months ended September 30, 2004. See “Reserve strengthening and subsequent asset impairments”.

In the third quarter of 2004, due to the announced run-off of our CRNA operations, we notified certain of our employees that their employment would be terminated between two to six months after such notification. For the quarter ended September 30, 2004, US$ 3.4 million has been expensed based on the terms of these severance plans. We expect additional restructuring costs of up to US$ 16.6 million relating to the downsizing of our North American operations and a reduced cost base going forward.

Our consolidated income tax expense for the three and nine months ended September 30, 2004 reflects an expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances carried at CRNA. See “Reserve strengthening and subsequent asset impairments”.

Business Development

Converium’s business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

Converium’s financial results for the first nine months of 2004 have been considerably affected by the recording of additional net strengthening of prior years’ loss reserves (US$ 524.1 million). The following table compares Converium’s segment results for the three months and nine months ended September 30, 2004 and 2003 and reconciles segment results to (loss) income before taxes:

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003
Segment (loss) income:
Standard Property & Casualty Reinsurance	18.9	50.8	27.8	160.6
Specialty Lines	-81.2	34.1	-266.9	56.3
Life & Health Reinsurance	5.7	-14.8	11.6	-13.4
Corporate center	-8.2	-8.1	-25.1	-24.3

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003
Total segment (loss) income	-64.8	62.0	-252.6	179.2
Other loss	-31.7	—	-28.8	-4.4
Interest expense	-8.2	-6.9	-24.8	-23.9
Impairment of goodwill	—	—	-94.0	—
Restructuring costs	-3.4	—	-3.4	—

Net (loss) income before taxes	-108.1	55.1	-403.6	150.9

Standard Property & Casualty Reinsurance

	Three months ended		% change	Nine months ended		% change
	Sept. 30,		2004	Sept. 30,		2004
			over			over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	407.4	383.4	6.3%	1,483.5	1,384.3	7.2%
Net premiums written	361.2	338.9	6.6	1,349.7	1,279.6	5.5
Net premiums earned	422.1	422.9	-0.2	1,282.3	1,210.1	6.0

Total investment results	37.0	20.9		104.2	73.1

Segment income	18.9	50.8		27.8	160.6

Loss ratio non-life	76.5%	66.2%		78.6%	66.0%
Underwriting expense ratio non-life	23.2%	23.5%		22.6%	22.6%
Administration expense ratio non-life	5.3%	4.0%		4.5%	4.0%
Combined ratio non-life	105.0%	93.7%		105.7%	92.6%
Retention ratio (net premiums written divided by gross premiums written)	88.7%	88.4%		91.0%	92.4%

For the three and nine months ended September 30, 2004, Standard Property & Casualty Reinsurance reported a decrease in segment income of US$ 31.9 million and US$ 132.8 million, respectively as compared to the same periods in 2003. The decrease in 2004 was primarily attributable to the following:

•	In the third quarter of 2004, positive reserve development of US$ 31.8 million was recorded. The positive reserve development primarily related to property (US$ (31.5) million) and miscellaneous liability (US$ (45.6) million) and was partially offset by reserve strengthening primarily related to motor liability outside the United States (US$ 45.8 million). This positive reserve development slightly offset the net strengthening of US$ 10.1 million and US$ 96.0 million that was recorded during the first and second quarters of 2004, respectively. For the nine months ended September 30, 2004, net reserve strengthening of US$ 74.3 million added 5.8 points to the loss ratio. See “Reserve Development”.

Hurricanes in the US and Caribbean and the Japanese typhoons impacted results negatively by US$ 95.8 million and added 22.7 points and 7.5 points to the three and nine month loss ratios, respectively.

•	Slightly offsetting this was improved investment results.

For the nine months ended September 30, 2004, gross premiums written increased 7.2% to US$ 1,483.5 million, net premiums written increased 5.5% to US$ 1,349.7 million and net premiums earned increased 6.0% to US$ 1,282.3 million.

For the nine months ended September 30, 2004, net premiums written growth in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor (increased by 17.1% or US$ 66.3 million to US$ 454.0 million), which grew as a result of the expansion of motor business within the Western European region;

•	General third party liability (increased by 18.1% or US$ 48.8 million to US$ 317.9 million), which grew mainly due to continuing rate increases and new business;

•	Personal accident (non-life) (increased by 15.5% or US$ 4.1 million to US$ 30.7 million), which grew due to new or extended relationships with cedents in Italy and a number of other European countries.

These increases were offset by a decrease in net written premiums within the Property line of business. The Property line of business decreased by 8.3% or US$ 49.3 million to US$ 547.1 million, primarily driven by the softening of property rates which lead to the decision to non-renew several large contracts in North America, and reduced premium writings with cedents in Asia and Latin America.

Specialty Lines

	Three months ended		% change	Nine months ended		% change
	Sept. 30,		2004	Sept. 30,		2004
			over			over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	506.9	543.5	-6.7%	1,577.3	1,532.3	2.9%
Net premiums written	458.3	474.7	-3.5	1,473.9	1,405.6	4.9
Net premiums earned	478.3	408.2	17.2	1,395.2	1,231.7	13.3

Total investment results	52.7	28.0		142.8	96.5

Segment (loss) income	-81.2	34.1		-266.9	56.3

Loss ratio non-life	105.4%	72.3%		105.7%	78.0%
Underwriting expense ratio non-life	18.9%	21.5%		20.0%	20.7%
Administration expense ratio non-life	3.9%	4.0%		3.5%	4.0%
Combined ratio non-life	128.2%	97.8%		129.2%	102.7%
Retention ratio (net premiums written divided by gross premiums written)	90.4%	87.3%		93.4%	91.7%

Specialty Lines reported a segment loss for the three and nine months ended September 30, 2004 as compared to segment income for the same periods in 2003. The segment loss in 2004 was primarily attributable to the following:

•	In the third quarter of 2004, US$ 128.2 million of reserve strengthening was recorded which added 26.8 points to the loss ratio compared to the prior year. The strengthening arose primarily from worker’s compensation (US$ 26.9 million) and from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States (US$ 101.9 million). This development was in addition to the net strengthening of US$ 32.9 million and US$ 288.7 million that was recorded during the first and second quarters of 2004, respectively. For the nine months ended September 30, 2004, net reserve strengthening of US$ 449.8 million added 32.2 points to the loss ratio. See “Reserve Development”.

•	Slightly offsetting this was improved investment results.

For the nine months ended September 30, 2004, gross premiums written increased 2.9% to US$ 1,577.3 million, net premiums written increased 4.9% to US$ 1,473.9 million and net premiums earned increased 13.3% to US$ 1,395.2 million.

For the nine months ended September 30, 2004, the Specialty Lines segment included net premiums written growth within:

•	Professional liability and other special liability (increased by 7.0% or US$ 34.4 million to US$ 528.6 million), which grew as a result of new business written and an increase in premium volume for our

MDU business;

•	Agribusiness (increased by 34.2% or US$ 22.4 million to US$ 88.0 million), which grew due to new business written as well as return premium received on a specific contract due to favorable technical results; and

•	Aviation & space (increased by 8.6% or US$ 23.0 million to US$ 289.7 million), which grew as a result of an increased retention in the business underwritten by Global Aerospace Underwriting Managers Ltd.

These increases were offset by a decrease of US$ 20.1 million in net premiums written in the workers’ compensation line of business. This mainly resulted from lower premium accruals in 2004 related to the 2003 underwriting year based on revised estimated premiums received from a large cedent who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies.

Life & Health Reinsurance

	Three months ended		% change	Nine months ended		% change
	Sept. 30,		2004	Sept. 30,		2004
			over			over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	119.0	82.7	43.9%	383.7	305.5	25.6%
Net premiums written	114.3	73.8	54.9	357.6	286.1	25.0
Net premiums earned	113.5	87.5	29.7	339.3	273.6	24.0
Total investment results	7.6	4.0		19.8	13.8
Segment income (loss)	5.7	-14.8		11.6	-13.4
Underwriting expense ratio	20.1%	16.8%		21.9%	19.9%
Administration expense ratio	4.9%	6.4%		4.6%	3.9%
Retention ratio (net premiums written divided by gross premiums written)	96.1%	89.2%		93.2%	93.6%

Life & Health Reinsurance reported segment income for the three months ended September 30, 2004 as compared to a segment loss for the same period in 2003. Technical result for the three months ended September 30, 2004 was US$ 5.2 million compared to minus US$ 12.6 million for the same period in 2003. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest.

Life & Health Reinsurance reported segment income for the nine months ended September 30, 2004 as compared to a segment loss for the same period in 2003. Technical result increased from minus US$ 11.1 million for the nine months ended September 30, 2003 to US$ 13.8 million for the same period in 2004. The increase in 2004 was primarily attributable to:

•	Strong growth in premium volume driven by the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business; and

•	The development of our GMDB book during the first nine months of 2004 as compared to 2003. In the first nine months of 2003, net reserves were strengthened by US$ 22.6 million, while no actions were required in 2004.

For the nine months ended September 30, 2004, gross premiums written increased 25.6% to US$ 383.7 million, net premiums written increased 25.0% to US$ 357.6 million and net premiums earned increased 24.0% to US$ 339.3 million.

Corporate Center

	Three months ended		% change	Nine months ended		% change
	Sept. 30,		2004	Sept. 30,		2004
			over			over
(US$ million)	2004	2003	2003	2004	2003	2003
Operating and administration expenses	-8.2	-8.1	1.2%	-25.1	-24.3	3.3%

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. The Corporate Center costs were relatively stable in 2004 as compared to 2003.

Financial Condition and Liquidity

Invested Assets

As of September 30, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.7 billion compared to US$ 7.5 billion as of December 31, 2003, an increase of US$ 137.8 million, or 1.8%. This increase is mainly due to the deployment of a substantial portion of our cash and cash equivalents balance, as well as operating cash flow, into fixed maturity securities during 2004, offset by a reduction in unrealized capital gains and commutations of certain of our North American treaties as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company.

Our asset mix, including cash and cash equivalents, consisted of the following at September 30, 2004 and December 31, 2003:

	As of	As of
Asset Class	September 30, 2004	December 31, 2003
Fixed maturity securities (including the Funds Withheld Asset)	86.5%	82.7%
Equity securities*	3.6%	9.7%
Cash and short-term investments	5.6%	4.3%
Real estate and other*	4.3%	3.3%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 87.3 million as of September 30, 2004 and US$ 80.0 million as of December 31, 2003.

During the third quarter of 2004, we adjusted our asset allocation and lowered our exposure to investments in equity securities by nearly US$ 500.0 million. This reduced our equity exposure to below 4% of total invested assets from approximately 10% as of June 30, 2004. These sales generated net realized capital gains of US$ 22.0 million (pre-tax), which were recorded in the third quarter of 2004. The proceeds of this divestiture were invested in highly liquid and highly rated fixed income instruments.

In addition, in order to protect shareholders’ equity from potential future interest rate increases, we have lowered the modified duration of our fixed income portfolio from 3.8 as of June 30, 2004 to 3.7 as of September 30, 2004. Sales relating to this reduction in duration generated net realized capital losses of less than US$ 2.0 million. Fixed income securities with a lower duration generally exhibit lower interest rate sensitivity than longer-term bonds. Furthermore, since June 30, 2004, we have increased our held-to-maturity portfolio by US$ 266.2 million.

Our investments are managed mainly by external investment managers and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the third quarter of 2004. The balances at September 30, 2004 are shown in original currencies.

	Performance[1]
(in millions of original currencies unless noted)	Market value	Benchmark	Portfolio	Delta
Largest portfolios in US$
Fixed maturities	2,024.0	2.40%[2]	2.37%	-0.03
Mortgage-backed securities	783.1	2.62%[3]	2.63%	0.01
Equity securities	115.6	-1.84%[4]	-1.85%	-0.01
Largest portfolios in Euro
Fixed maturities	438.2	2.26%[5]	2.29%	0.03
Equity securities	52.8	-1.73%[6]	-2.15%	-0.42
Largest portfolios in British pounds
Fixed maturities	263.5	2.28%[7]	2.09%	-0.19
Equity securities	15.2	2.34%[8]	2.21%	-0.13
Largest portfolio in Swiss francs
Real estate (direct and indirect)	265.3	n.a	3.18%	n.a
Largest portfolio in Australian $
Fixed maturities	204.4	2.90%[9]	2.79%	-0.11

[1]	Performance is defined as quarterly time-weighted return

[2]	Citigroup USD WGBI 3-5 years Index/Citigroup World BIG Index ex MBS ex BBB 1-10

[3]	Lehman Mortgage Index

[4]	MSCI USA Index, S&P 500

[5]	Citigroup Euro World BIG Index ex BBB/Citigroup Euro Government Bond Index 1-10 years

[6]	MSCI Euro ex UK

[7]	Citigroup UK Government Bond Index 1-10 years

[8]	MSCI UK

[9]	Citigroup Australian AAA/AA/A

Fixed Maturities

As of September 30, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.6 billion and represented 70.0% of our total investment portfolio including cash and cash equivalents (86.5% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 647.8 million, or 13.1%, from December 31, 2003. This increase is mainly due to the sale of approximately US$ 500.0 million in equity securities, which were subsequently reinvested into fixed maturities, in order to reduce our exposure to equity securities. In addition the increase was due to the deployment of operating cash flow into fixed maturity securities during 2004.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

	Estimated fair value		Carrying value
(US$ million)	Available-for-sale	% of total	Held-to-maturity	% of total
As of September 30, 2004	(AFS)	AFS	(HTM)	HTM
Less than one year	20.1	0.4	17.5	2.1
One year through five years	2,795.9	59.2	458.6	53.8
Five years through ten years	907.4	19.2	346.0	40.6
Over ten years	121.3	2.6	29.7	3.5

Subtotal	3,844.7	81.4	851.8	100.0
Mortgage and asset-backed securities	783.1	16.6	—	—
Unit trust bonds	96.8	2.0	—	—

Total as of September 30, 2004	4,724.6	100.0	851.8	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of September 30, 2004, approximately 97.9% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 82.7% was invested in AAA/Aaa rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

	Estimated fair value		Carrying value
(US$ million)	Available-for-sale	% of total	Held-to-maturity	% of total
As of September 30, 2004	(AFS)	AFS	(HTM)	HTM
AAA/Aaa	3,812.4	80.7	800.9	94.0
AA/Aa2	514.0	10.9	39.7	4.7
A/A2	278.5	5.9	11.2	1.3
BBB/Baa2	11.7	0.2	—	—
Not rated*	108.0	2.3	—	—

Total as of September 30, 2004	4,724.6	100.0	851.8	100.0

*	Includes US$ 80.8 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA, purchased during the third quarter of 2004.

Equity Securities

As of September 30, 2004, our equity securities portfolio had a carrying value of US$ 372.2 million (including PSP Swiss Property AG). This represents a decrease in carrying value of US$ 468.0 million, or 55.7%, from December 31, 2003. The decrease was primarily the result of the sale of a substantial portion of our equity securities portfolio in order to lower our equity exposure and related capital charges. Equity securities were approximately 3.6% and 9.7% of our total investment portfolio as of September 30, 2004 and December 31, 2003, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.

Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was effected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of September 30, 2004, the Funds Withheld Asset was US$ 1,314.5 million. The decrease of US$ 216.1 million over December 31, 2003 was substantially due to paid claims.

The table below shows the distribution of the Funds Withheld Asset by currency as of September 30, 2004 and December 31, 2003.

	As of	As of
	September 30, 2004	December 31, 2003
U.S. dollar	45%	47%
U.K. pound	28%	26%
Euro	23%	23%
Japanese yen	2%	2%
Swiss franc	2%	2%

Total	100%	100%
Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which will be invested in accordance with our approved investment guidelines. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

Short-term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of September 30, 2004, we had short-term investments with a carrying value of US$ 144.0 million, representing 1.8% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were US$ 55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real Estate and Other Investments

At September 30, 2004, we had real estate held for investment of US$ 127.6 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 87.3 million as of September 30, 2004. The ownership in PSP Swiss Property AG decreased from 7.4% as of December 31, 2003, due to the merger of PSP Swiss Property AG with REG Real Estate Group, another Swiss real estate company, on April 5, 2004.

During 2004, we invested approximately US$ 100.0 million in funds of hedge funds. This investment is included under the caption “Other investments” in the balance sheet.

Premiums Receivable

We had premiums receivable of US$ 2.2 billion at September 30, 2004 compared to US$ 2.0 billion at December 31, 2003, an increase of US$ 203.3 million, or 10.1%. This increase is due to premiums written in 2004. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 10.0% and 9.1% of total premiums receivable at September 30, 2004 and December 31, 2003, respectively, and accrued premiums receivable represented 90.0% and 90.9%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At September 30, 2004, Converium held US$ 554.7 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of September 30, 2004, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.6 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to US$ 1.7 billion at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 5.8% of equity at September 30, 2004. Allowances of US$ 53.8 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at September 30, 2004, compared to US$ 35.4 million at December 31, 2003.

Deferred Income Taxes

As of September 30, 2004, deferred income tax assets were US$ 90.9 million as compared to US$ 345.1 million at December 31, 2003, a decrease of US$ 254.2 million. The decrease is due to the establishment of a full valuation allowance against CRNA’s net deferred income tax assets as of June 30, 2004. See “Reserve strengthening and subsequent asset impairments”. Converium has not established any additional deferred tax asset related to the losses sustained by CRNA in the third quarter of 2004. As of September 30, 2004, deferred income tax liabilities were US$ 137.8 million as compared to US$ 158.3 million at December 31, 2003.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (“LAE”) reserves of US$ 8.8 billion at September 30, 2004, compared to US$ 7.8 billion at December 31, 2003, an increase of US$ 966.2 million, or 12.3%. The increase in our reserve position is mainly attributable to 2004 incurred losses, including US$ 524.1 million of net strengthening of prior years’ loss reserves during the first nine months of 2004, offset by US$ 268.6 million in reserves commuted during the third quarter of 2004. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 7.5 billion at September 30, 2004, compared to US$ 6.5 billion at December 31, 2003, an increase of US$ 1.0 billion, or 16.2%. Gross reserves for future life benefits were US$ 518.8 million at September 30, 2004 compared to US$ 483.5 million at December 31, 2003.

Shareholders’ Equity

As of September 30, 2004, we had total shareholders’ equity of US$ 1,275.1 million (US$ 31.99 per share) compared to US$ 2,083.3 million (US$ 52.38 per share) as of December 31, 2003, a decrease of US$ 808.2 million (US$ 20.39 per share). This decrease is mainly comprised of the 2004 net loss of US$ 710.6 million, a reduction in net unrealized gains on investments, net of taxes of US$ 51.0 million, and US$ 47.8 million of dividends to shareholders paid in the second quarter of 2004.

In October 2004, we completed our Rights Offering whereby an additional 106,683,245 shares were issued, generating additional shareholders’ equity of US$ 409.2 million, net of estimated underwriting issuance costs of approximately US$ 19.6 million. After giving effect to the Rights Offering, shareholders’ equity would be US$ 1,684.3 million and book value per share would be US$ 11.52 on a pro forma basis at September 30, 2004.

Cash Flows and Liquidity Sources

	Nine months ended September 30,
(US$ million)	2004	2003
Cash provided by operating activities	421.4	904.0

Cash and cash equivalents increased by US$ 17.8 million to US$ 298.6 million as of September 30, 2004 from US$ 280.8 million as of December 31, 2003. Our cash position increased due to the sale of equity securities and holding of cash balance in anticipation of pending cash outflows in connection with commutations.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 421.4 million for the nine months ended September 30, 2004 compared to US$ 904.0 million for the nine months ended September 30, 2003, a decrease of US$ 482.6 million, or 53.4%. This decrease was due to the slowing down of new business growth as a result of active cycle management and increased claims payment activity, particularly related to the commutations that have taken place during the third quarter of 2004 as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company.

The charges in the second and third quarters of 2004 for reserve strengthening, deferred income taxes, and impairment of goodwill do not have a current impact on cash provided by operating activities. However, future periods may be affected by higher claim payments on those reserves and the run-off of the North American operations, offset by lower tax payments (due to net operating loss carry forwards).

Critical Accounting Policies

Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the United States (US GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately differ materially from those currently presented in our consolidated financial statements. We believe the items that require the most subjective and complex estimates are:

•	non-life loss and loss adjustment expense reserves

•	collectibility of reinsurance recoverables

•	impairments to the carrying value of our investment portfolio

•	the valuation of our net deferred tax assets

•	impairments of goodwill and other intangible assets

More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report 2003.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. The specific forward-looking statements cover, among other matters, the amount of capital our businesses require and impact of our capital improvement measures, including the run-off of our North American business, our reserve position, the reinsurance market, the outcome of insurance regulatory reviews, our operating results, the rating environment and the prospects for improving results. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	the impact of the recent ratings downgrades and the further lowering or loss of one of our financial strength ratings;

•	uncertainties in our reserving process;

•	risks associated with implementing our business strategies and our capital improvement measures and our plans to run-off our North American business;

•	cyclicality of the reinsurance industry;

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	acts of terrorism and acts of war;

•	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	actions of competitors, including industry consolidation and development of competing financial products;

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	a loss of our key employees or executive officers;

•	political risks in the countries in which we operate or in which we reinsure risks;

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized;

•	changes in our investment results, including as a result of the changed composition of our invested assets or changes in our investment policy;

•	failure of our retrocessional reinsurers to honor their obligations;

•	failure to prevail in any current or future arbitration or litigation; and

•	extraordinary events affecting our clients, such as bankruptcies and liquidations.

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries

Interim statements of (loss) income (unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
(US$ million, except per share information)	2004	2003	2004	2003
Revenues
Gross premiums written	1,033.3	1,009.6	3,444.5	3,222.1
Less ceded premiums written	-99.5	-122.2	-263.3	-250.8

Net premiums written	933.8	887.4	3,181.2	2,971.3
Net change in unearned premiums	80.1	31.2	-164.4	-255.9

Net premiums earned	1,013.9	918.6	3,016.8	2,715.4
Net investment income	77.0	54.2	224.8	177.2
Net realized capital gains (losses)	20.3	-1.3	42.0	6.2
Other loss	-31.7	—	-28.8	-4.4

Total revenues	1,079.5	971.5	3,254.8	2,894.4

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-914.2	-662.2	-2,738.9	-1,994.9
Underwriting acquisition costs	-211.2	-201.8	-642.4	-582.3
Other operating and administration expenses	-50.6	-45.5	-154.9	-142.4
Interest expense	-8.2	-6.9	-24.8	-23.9
Impairment of goodwill	—	—	-94.0	—
Restructuring costs	-3.4	—	-3.4	—

Total benefits, losses and expenses	-1,187.6	-916.4	-3,658.4	-2,743.5

(Loss) income before taxes	-108.1	55.1	-403.6	150.9
Income tax expense	-8.2	-10.8	-307.0	-22.0

Net (loss) income	-116.3	44.3	-710.6	128.9

Basic (loss) earnings per share	-2.91	1.12	-17.83	3.24
Diluted (loss) earnings per share	-2.87	1.10	-17.56	3.20

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim balance sheets

(US$ million, except share information)	Sept. 30, 2004	Dec. 31, 2003
	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	851.8	500.4
Available-for-sale securities:
Fixed maturities	4,724.6	4,428.2
Equity securities	372.2	840.2
Other investments	259.4	173.5
Short-term investments	144.0	55.8

Total investments	6,352.0	5,998.1
Funds Withheld Asset	1,314.5	1,530.6

Total invested assets	7,666.5	7,528.7

Other assets
Cash and cash equivalents	298.6	280.8
Premiums receivable:
Current	221.7	182.8
Accrued	1,989.9	1,825.5
Reinsurance assets:
Underwriting reserves	1,593.1	1,718.6
Insurance balances receivable, net	232.8	224.0
Funds held by reinsureds	1,608.2	1,374.0
Deferred policy acquisition costs	415.1	380.1
Deferred income taxes	90.9	345.1
Other assets	460.6	495.0

Total assets	14,577.4	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8,809.0	7,842.8
Unearned premiums, gross	1,594.8	1,467.4
Future life benefits, gross	518.8	483.5
Other reinsurance liabilities	1,154.2	1,087.3
Funds held under reinsurance contracts	459.6	529.8
Deferred income taxes	137.8	158.3
Accrued expenses and other liabilities	237.3	311.6
Debt	390.8	390.6

Total liabilities	13,302.3	12,271.3

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,860,590 and 39,775,620 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,330.8	1,326.7
Treasury stock (145,627 and 230,597 shares, respectively)	-6.5	-10.0
Unearned stock compensation	-6.6	-6.1
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	94.3	145.3
Cumulative translation adjustments	114.1	116.1

Total accumulated other comprehensive income	208.4	261.4

Retained (deficit) earnings	-504.0	258.3

Total equity	1,275.1	2,083.3

Total liabilities and equity	14,577.4	14,354.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statements of cash flows (unaudited)

	Nine months ended Sept. 30
(US$ million)	2004	2003
Cash flows from operating activities
Net (loss) income	-710.6	128.9
Adjustments for
Net realized capital gains on investments	-42.0	-6.2
Amortization of premium/discount	43.5	32.2
Depreciation and amortization	18.7	22.5
Impairment of goodwill and deferred tax asset	363.8	—

Total adjustments	384.0	48.5
Changes in operational assets and liabilities
Deferred policy acquisition costs	-36.0	-87.6
Reinsurance assets	117.8	-11.7
Funds held by reinsureds	-238.1	-162.9
Funds Withheld Asset	218.4	116.6
Premiums receivable	-195.2	-446.3
Unearned premiums, gross	127.9	267.4
Losses and loss adjustment expenses, gross	958.5	502.4
Future life benefits, gross	36.4	95.1
Funds held under reinsurance contracts	-71.9	68.1
Other reinsurance liabilities	71.7	316.8
Income taxes, net	26.0	24.9
Net changes in all other operational assets and liabilities	-267.5	43.8

Total changes in operational assets and liabilities	748.0	726.6

Cash provided by operating activities	421.4	904.0

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	-212.1	-108.9
Proceeds from sales and maturities of fixed maturities available-for-sale	2,679.5	2,786.1
Purchases of fixed maturities available-for-sale	-3,106.8	-3,553.3

Cash flows from investing activities (fixed maturities)	-639.4	-876.1

Proceeds from sales of equity securities	958.8	41.0
Purchases of equity securities	-537.5	-182.0

Cash flows from investing activities (equity securities)	421.3	-141.0

Net (increase) decrease in short-term investments	-88.2	108.3
Proceeds from sales of other assets	65.1	25.1
Purchases of other assets	-100.4	-62.7

Cash flows from investing activities (other)	-123.5	70.7

Net cash used in investing activities	-341.6	-946.4

Cash flows from financing activities
Net purchases of common shares	-4.9	-5.4
Dividends to shareholders	-47.9	-29.2

Net cash used in financing activities	-52.8	-34.6
Effect of exchange rate changes on cash and cash equivalents	-9.2	9.8

Change in cash and cash equivalents	17.8	-67.2
Cash and cash equivalents as of January 1	280.8	361.5

Cash and cash equivalents as of September 30	298.6	294.3

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statement of changes in equity (unaudited)

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	earnings	Total
(US$ million)	stock	capital	stock	compensation	income	(deficit)	equity
Balance, December 31, 2003	253.0	1,326.7	-10.0	-6.1	261.4	258.3	2,083.3

Net loss	—	—	—	—	—	-710.6	-710.6
Change in net unrealized gains on investments, net of taxes	—	—	—	—	-51.0	—	-51.0
Translation adjustments	—	—	—	—	-2.0	—	-2.0
Total comprehensive loss							-763.6
Dividends to shareholders	—	—	—	—	—	-47.8	-47.8
Transfer to general legal reserve	—	3.9	—	—	—	-3.9	—
Purchases of common shares	—	—	-4.9	—	—	—	-4.9
Releases of common shares from treasury	—	-8.2	8.4	—	—	—	0.2
Net amortization of stock compensation	—	8.4	—	-0.5	—	—	7.9

Balance, September 30, 2004	253.0	1,330.8	-6.5	-6.6	208.4	-504.0	1,275.1

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$million)

	Standard
	Property & Casualty				Total
	Reinsurance		Specialty Lines		Non-life consolidated
Three months ended September 30	2004	2003	2004	2003	2004	2003
Gross premiums written	407.4	383.4	506.9	543.5	914.3	926.9
Less ceded premiums written	-46.2	-44.5	-48.6	-68.8	-94.8	-113.3

Net premiums written	361.2	338.9	458.3	474.7	819.5	813.6
Net change in unearned premiums	60.9	84.0	20.0	-66.5	80.9	17.5

Net premiums earned	422.1	422.9	478.3	408.2	900.4	831.1
Total investment results	37.0	20.9	52.7	28.0	89.7	48.9

Revenues	459.1	443.8	531.0	436.2	990.1	880.0

Losses, loss adjustment expenses and life benefits	-323.0	-280.1	-504.2	-295.2	-827.2	-575.3
Underwriting acquisition costs	-98.1	-99.4	-90.3	-87.7	-188.4	-187.1
Other operating and administration expenses	-19.1	-13.5	-17.7	-19.2	-36.8	-32.7

Benefits, losses and expenses	-440.2	-393.0	-612.2	-402.1	-1,052.4	-795.1

Segment income (loss)	18.9	50.3	-81.2	34.1	-62.3	84.9
Other loss
Interest expense
Impairment of goodwill
Restructuring costs
(Loss) income before taxes
Income tax expense
Net (loss) income
Ratios
Loss ratio (Losses divided by net premiums earned)	76.5%	66.2%	105.4%	72.3%	91.9%	69.2%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	23.2%	23.5%	18.9%	21.5%	20.9%	22.5%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.3%	4.0%	3.9%	4.0%	4.5%	4.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	105.0%	93.7%	128.2%	97.8%	117.3%	95.7%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$million)

	Life & Health
	Reinsurance		Corporate Center		Total consolidated
Three months ended September 30	2004	2003	2004	2003	2004	2003
Gross premiums written	119.0	82.7	—	—	1,033.3	1,009.6
Less ceded premiums written	-4.7	-8.9	—	—	-99.5	-122.2

Net premiums written	114.3	73.8	—	—	933.8	887.4
Net change in unearned premiums	-0.8	13.7	—	—	80.1	31.2

Net premiums earned	113.5	87.5	—	—	1,013.9	918.6
Total investment results	7.6	4.0	—	—	97.3	52.9

Revenues	121.1	91.5	—	—	1,111.2	971.5

Losses, loss adjustment expenses and life benefits	-87.0	-86.9	—	—	-914.2	-662.2
Underwriting acquisition costs	-22.8	-14.7	—	—	-211.2	-201.8
Other operating and administration expenses	-5.6	-4.7	-8.2	-8.1	-50.6	-45.5

Benefits, losses and expenses	-115.4	-106.3	-8.2	-8.1	-1,176.0	-909.5

Segment income (loss)	5.7	-14.8	-8.2	-8.1	-64.8	62.0
Other loss					-31.7	—
Interest expense					-8.2	-6.9
Impairment of goodwill					—	—
Restructuring costs					-3.4	—

(Loss) income before taxes					-108.1	55.1
Income tax expense					-8.2	-10.8

Net (loss) income					-116.3	44.3

Ratios
Loss ratio (Losses divided by net premiums earned)
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	20.1%	16.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.9%	6.4%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data

(US$ million)
	Standard
	Property & Casualty				Total
	Reinsurance		Specialty Lines		Non-life consolidated
Nine months ended September 30	2004	2003	2004	2003	2004	2003
Gross premiums written	1,483.5	1,384.3	1,577.3	1,532.3	3,060.8	2,916.6
Less ceded premiums written	-133.8	-104.7	-103.4	-126.7	-237.2	-231.4

Net premiums written	1,349.7	1,279.6	1,473.9	1,405.6	2,823.6	2,685.2
Net change in unearned premiums	-67.4	-69.5	-78.7	-173.9	-146.1	-243.4

Net premiums earned	1,282.3	1,210.1	1,395.2	1,231.7	2,677.5	2,441.8
Total investment results	104.2	73.1	142.8	96.5	247.0	169.6

Revenues	1,386.5	1,283.2	1,538.0	1,328.2	2,924.5	2,611.4

Losses, loss adjustment expenses and life benefits	-1,008.0	-798.7	-1,474.1	-961.1	-2,482.1	-1,759.8
Underwriting acquisition costs	-289.4	-273.1	-278.7	-254.7	-568.1	-527.8
Other operating and administration expenses	-61.3	-50.8	-52.1	-56.1	-113.4	-106.9

Benefits, losses and expenses	-1,358.7	-1,122.6	-1,804.9	-1,271.9	-3,163.6	-2,394.5

Segment income (loss)	27.8	160.6	-266.9	56.3	-239.1	216.9
Other loss
Interest expense
Impairment of goodwill
Restructuring costs
(Loss) income before taxes
Income tax expense
Net (loss) income
At September 30, 2004
Reinsurance assets - underwriting reserves	532.8		939.1		1,471.9
Losses and loss adjustment expenses, gross	3,543.0		5,059.8		8,602.8
Future life benefits, gross	—		—		—
Ratios
Loss ratio (Losses divided by net premiums earned)	78.6%	66.0%	105.7%	78.0%	92.7%	72.1%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.6%	22.6%	20.0%	20.7%	21.2%	21.6%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.5%	4.0%	3.5%	4.0%	4.0%	4.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	105.7%	92.6%	129.2%	102.7%	117.9%	97.7%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$million)

	Life & Health
	Reinsurance		Corporate Center		Total consolidated
Nine months ended September 30	2004	2003	2004	2003	2004	2003
Gross premiums written	383.7	305.5	—	—	3,444.5	3,222.1
Less ceded premiums written	-26.1	-19.4	—	—	-263.3	-250.8

Net premiums written	357.6	286.1	—	—	3,181.2	2,971.3
Net change in unearned premiums	-18.3	-12.5	—	—	-164.4	-255.9

Net premiums earned	339.3	273.6	—	—	3,016.8	2,715.4
Total investment results	19.8	13.8	—	—	266.8	183.4

Revenues	359.1	287.4	—	—	3,283.6	2,898.8

Losses, loss adjustment expenses and life benefits	-256.8	-235.1	—	—	-2,738.9	-1,994.9
Underwriting acquisition costs	-74.3	-54.5	—	—	-642.4	-582.3
Other operating and administration expenses	-16.4	-11.2	-25.1	-24.3	-154.9	-142.4

Benefits, losses and expenses	-347.5	-300.8	-25.1	-24.3	-3,536.2	-2,719.6

Segment income (loss)	11.6	-13.4	-25.1	-24.3	-252.6	179.2
Other loss					-28.8	-4.4
Interest expense					-24.8	-23.9
Impairment of goodwill					-94.0	—
Restructuring costs					-3.4	—

(Loss) income before taxes					-403.6	150.9
Income tax expense					-307.0	-22.0

Net (loss) income					-710.6	128.9

At September 30, 2004
Reinsurance assets - underwriting reserves	121.2				1,593.1
Losses and loss adjustment expenses, gross	206.2				8,809.0
Future life benefits, gross	518.8				518.8
Ratios
Loss ratio (Losses divided by net premiums earned)
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.9%	19.9%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.6%	3.9%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2004, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2003. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.

2. New accounting pronouncements

Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This SOP did not have a material impact on Converium’s consolidated financial condition or results of operations. See Note 8 for additional information.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after

December 15, 2003. See Note 11 for additional information.

FASB Interpretation 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (“VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (See Note 9).

3. Restructuring costs and retention plan

Restructuring costs

In September 2004, as a result of the announced run-off of Converium Reinsurance (North America) Inc. (“CRNA”) operations, Converium notified certain of its employees that their employment would be terminated between two to six months after such notification. For the quarter ended September 30, 2004, US$ 3.4 million has been expensed based on the terms of these severance plans. CRNA is currently evaluating certain of its office leases, and a plan for reduced office space is expected to be approved in the fourth quarter of 2004, resulting in additional restructuring costs.

Retention plan

In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment becomes due on January 31, 2006. The estimated cost of the program is approximately US$ 32.0 million, which will be expensed over the period October 1, 2004 through January 31, 2006. In addition, severance amounts of US$ 7.9 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three and nine months ended September 30, 2004 and 2003, respectively.

Table 4.1
Exchange rates

			Statements of (loss) income
	Balance sheets		and cash flows
	September 30, 2004	December 31, 2003	September 30, 2004	September 30, 2003
UK pound	1.8096	1.7804	1.8211	1.6108
Euro	1.2420	1.2531	1.2259	1.1119
100 Japanese yen	0.9073	0.9352	0.9184	0.8452
Swiss franc	0.8008	0.8033	0.7923	0.7366

5. Invested assets and investment income

Table 5.1
Net investment income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ million)	2004	2003	2004	2003
Investment income:
Fixed maturities	52.3	26.3	146.3	92.2
Equity securities	1.0	1.7	10.2	9.5
Funds Withheld Asset	18.2	20.5	57.5	64.3
Other, net of expenses	5.5	5.7	10.8	11.2

Net investment income	77.0	54.2	224.8	177.2

Table 5.2
Net realized capital gains (losses)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ million)	2004	2003	2004	2003
Fixed maturities:
Realized capital gains	4.6	3.5	13.2	29.6
Realized capital losses	-5.0	-5.3	-12.4	-9.1
Equity securities:
Realized capital gains	32.5	1.6	58.4	6.8
Realized capital losses	-10.5	-1.0	-11.3	-1.1
Write-down of impaired investments	-1.0	-3.0	-3.6	-24.9
Other	-0.3	2.9	-2.3	4.9

Net realized capital gains (losses)	20.3	-1.3	42.0	6.2

In the third quarter of 2004, Converium realized net capital gains of US$ 20.3 million primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risks. For the nine months ended September 30, 2004, Converium’s net realized capital gains increased by US$ 35.8 million primarily resulting from sales of equity securities, as mentioned above, and from the rebalancing of certain equity investments. For the same period of 2003, realized capital gains on sales of fixed income investments (in order to reduce the duration of Converium’s bond portfolio) were mostly offset by impairment charges. Included in the impairment charges for the nine months ended September 30, 2003 were US$ 22.1 million related to Converium’s equity securities portfolio, US$ 2.5 million related to its real estate portfolio, and US$ 0.3 related to its fixed maturities portfolio.

Cash and investments with a carrying value of US$ 255.2 million and US$ 234.6 million were deposited in trust or with regulatory authorities as of September 30, 2004 and December 31, 2003, respectively.

Table 5.3
Investments in fixed maturities and equity securities

			Gross unrealized		Gross unrealized
	Cost or amortized cost		gains		losses		Estimated fair value
	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
(US$ million)	2004	2003	2004	2003	2004	2003	2004	2003
Held-to-maturity
Fixed maturities:
Transferred in:
US government	433.9	294.0	0.6	6.2	-10.2	—	424.3	300.2
Other governments	13.9	14.0	0.2	0.1	—	—	14.1	14.1
Newly invested:
US government	170.4	169.8	3.2	1.8	—	—	173.6	171.6
Other governments	233.6	22.6	0.9	—	-0.5	-0.8	234.0	21.8

Total held-to-maturity	851.8	500.4	4.9	8.1	-10.7	-0.8	846.0	507.7

Available-for-sale
Fixed maturities:
US government	1,766.7	1,728.0	15.5	13.6	-7.5	-8.0	1,774.7	1,733.6
Other governments	1,492.7	1,163.4	11.7	3.8	-1.4	-2.6	1,503.0	1,164.6
Corporate and other debt securities	657.2	671.6	8.8	12.7	-2.2	-3.4	663.8	680.9
Mortgage and asset-backed securities	776.3	839.4	8.5	11.5	-1.7	-1.8	783.1	849.1

Total	4,692.9	4,402.4	44.5	41.6	-12.8	-15.8	4,724.6	4,428.2
Equity securities	325.2	745.7	51.7	96.2	-4.7	-1.7	372.2	840.2

Total available-for-sale	5,018.1	5,148.1	96.2	137.8	-17.5	-17.5	5,096.8	5,268.4

6. Goodwill and other intangible assets

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the first six months of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting units as of June 30, 2004. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded in the second quarter of 2004, representing all goodwill carried at CRNA.

SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There were no intangible assets recorded on the CRNA balance sheet; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of September 30, 2004 was US$ 77.5 million, which relates to Converium AG’s strategic investments in Global Aerospace Underwriting Managers Limited (“GAUM”) and MDU Services Ltd. Both of these companies are expected to perform in line with management’s expectations. Converium will be evaluating its investments in GAUM and MDU Services Ltd. as part of its normal impairment testing procedures in the fourth quarter of 2004. See Note 13 for additional information on GAUM and MDU.

7. Losses and loss adjustment expenses

Reserve development

The following table presents the net adverse (favorable) reserve development for each of Converium’s non-life segments for the first three quarters of 2004 as well as for the corresponding periods of 2003:

	Three months		Three months		Three months ended		Nine months ended
	ended March 31,		ended June 30,		Sept. 30,		Sept. 30,
(US$ million)	2004	2003	2004	2003	2004	2003	2004	2003
Standard Property & Casualty Reinsurance	10.1	-10.7	96.0	-23.5	-31.8	-11.8	74.3	-46.0
Specialty Lines	32.9	22.0	288.7	20.1	128.2	-5.4	449.8	36.7

Total non-life reinsurance	43.0	11.3	384.7	-3.4	96.4	-17.2	524.1	-9.3

Converium has experienced significant adverse development in its U.S. casualty reinsurance lines for the last several years. Since 2001, Converium has recorded a total of US$ 764.9 million of additional provisions on its non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and first nine months of 2004: US$ 524.1 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation & space (US$ 102.2 million), offset by adverse development on workers’ compensation and professional liability & other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the U.S. business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior year U.S. casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss reporting trend continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium initiated additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions.

As a result of the in-depth reviews performed in the second quarter of 2004, Converium recorded a reserve strengthening charge of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to U.S. casualty business written from 1997 to 2001. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the United States (US$ 99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States (US$ 265.2 million).

In the third quarter of 2004, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin (“Tillinghast”) to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The results of this review and Converium’s internal analysis of third quarter development resulted in the additional net strengthening of prior years’ loss reserves of US$ 96.4 million in the third quarter of 2004. This development consisted of positive development of US$ (31.8) million in the Standard Property & Casualty Reinsurance segment offset by reserve strengthening of US$ 128.2 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the positive reserve development primarily related to property (US$ (31.5) million) and miscellaneous liability (US$ (45.6) million) and was partially offset by reserve strengthening primarily related to motor liability outside the United States (US$ 45.8 million). In the Specialty Lines segment, the reserve strengthening arose primarily from worker’s compensation (US$ 26.9 million) and from the professional liability & other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the United States (US$ 101.9 million).

Impact of recent hurricanes

In the third quarter of 2004, Converium recorded losses from Hurricanes Charley, Frances, Ivan and Jeanne in the United States and the Caribbean and the recent typhoons in Japan of US$ 95.8 million.

8. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.7 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the greater of the current death benefit and the current account balance. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modelling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

As of September 30, 2004, the following values were estimated as described above:

(US$ million)					Gross SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	65.6	2,213.0	1,735.9	531.1	24.1
Rollup	70.2	608.4	365.6	251.8	19.0
Rollup & ratchet	66.4	27.3	21.2	7.7	0.3
Return of premium	63.2	22.6	20.9	3.2	0.1
Reset	57.6	292.8	281.9	30.9	1.0
Reset & return of premium	59.4	129.3	123.9	12.0	0.4

Total	66.6	3,293.4	2,549.4	836.7	44.9

The table below shows the cash flow and claim reserves balances for the periods shown:

	Three months	Nine months
	ended Sept. 30,	ended Sept. 30,
(US$ million)	2004	2004
Received reinsurance premium, net of commission and brokerage	2.3	4.4
Paid losses	5.0	11.4

As of Sept. 30,
2004
Claim reserves (including case reserves and IBNR)	6.3

9. Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance

In order to provide additional comfort as regards Converium’s reserve position, in the third quarter of 2004, Converium has acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third party net non-life reserves carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other loss”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded to this layer of coverage as of September 30, 2004.

In addition, this contract has another layer of coverage of US$ 235.0 million for which a consideration of US$ 135.0 million has been paid. This layer attaches at US$ 235.0 million below the ultimate third party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. As a result, there is no material income statement impact for the third quarter of 2004 in respect of this layer of coverage.

Converium has retained the right to commute the whole transaction on July 1, 2009, or thereafter at mutually agreeable terms.

Catastrophe protection

On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.

Converium estimates its gross loss for each of the recent hurricanes and typhoons to be less than the Helix 04 activation threshold of US$ 150.0 million for each such event and therefore Converium will not file a trigger event request in respect of these losses.

The expected annual cost of Helix 04 to Converium AG is approximately US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter party contract is not treated as reinsurance and accordingly the charge is reflected through other loss, although the cost of the counter party contract is amortized over the term of the contract in a manner similar to reinsurance.

10. Income taxes

Converium’s consolidated income tax expense for the nine months ended September 30, 2004 reflects an additional expense of US$ 269.8 million related to the establishment of a full valuation allowance in the second quarter against the net deferred income tax balances previously carried at CRNA. CRNA is the legal entity where the majority of the reserve strengthening has occurred. Converium has not established any additional deferred tax asset related to the losses sustained by CRNA in the third quarter.

As required under SFAS 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets as of June 30, 2004 and has been amended accordingly as of September 30, 2004 to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no U.S. federal tax expense on such income until such time as the net operating losses are utilized or expire.

For the three months ended September 30, 2004, Converium’s tax expense reflects an additional US$ 6.4 million of current income taxes for Converium’s operations in Australia as well as the normalized tax expense for Converium Rückversicherung (Deutschland) AG of approximately 40% based on its pre-tax income.

As of September 30, 2004, Converium’s valuation allowance was US$ 485.3 million, comprising net operating losses carried forward (US$ 320.9 million), loss reserve discount (US$ 120.9 million) and other temporary differences, net (US$ 43.5 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating losses carried forward.

As of September 30, 2004, Converium has total net operating losses carried forward of US$ 1,060.3 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and expire in the years 2020 through 2024.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carry forwards (see Note 16).

11. Employee benefits

The following table shows the net periodic benefit expense for the three and nine months ended September 30, 2004 and 2003.

Table 11.1 Net periodic benefit expense

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ million)	2004	2003	2004	2003
Service cost	2.2	1.5	6.6	4.5
Interest cost	0.7	0.6	2.2	1.9
Expected return on plan assets	-0.8	-0.6	-2.4	-1.8
Employee contributions	-0.8	-0.5	-2.4	-1.6
Amortization of transition obligation	—	0.2	—	0.5
Amortization of actuarial (gains) losses	—	0.1	—	0.2
Amortization of past service cost	—	-0.1	-0.1	-0.1

Net periodic benefit expense	1.3	1.2	3.9	3.6

12. Shareholders’ equity

At its Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to the following effect:

(a) Authorized share capital

The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue of up to a maximum of 4 million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40,000,000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors.

(b) Contingent share capital

The previously available contingent share capital for use in conjunction with the employee participation plans has been replaced by a contingent share capital for option rights and/or conversion rights for a number of 4 million shares or CHF 40,000,000 in nominal share capital.

Corporate resolutions at Extraordinary General Meeting

Converium’s shareholders resolved, at the Extraordinary General Meeting held on September 28, 2004, to:

•	reduce the share capital of the company from CHF 400,062,170 by 200,031,085 to CHF 200,031,085 by reducing the nominal value of CHF 10 per share by CHF 5 to CHF 5 per share;

•	increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share; and

•	amend the Articles of Incorporation as a consequence to the reduction of the nominal value. See Note 19 for additional information.

13. Related Parties

Global Aerospace Underwriting Managers Limited (GAUM)

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £ 2.5 million (US$ 4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25%

for the 2003 underwriting year.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action has been taken by the pool membership committee to serve a notice terminating its membership of Converium. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium expects to enter into formal written fronting arrangements that would prevent its termination of membership in the pool, however there is no assurance that such an arrangement can be effectuated. Converium further expects that such fronting arrangements would require it to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. As of September 30, 2004 the amount that has been collateralized in respect of fronting agreements associated with GAUM pool business is US$ 75.6 million at an approximate annual cost of US$ 0.5 million. The amount of the collateral and the cost of providing it may fluctuate depending on, among other things, market conditions and the performance of the pool business. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value.

Medical Defence Union (MDU)

The MDU Shareholders’ Agreement provides that if our credit rating is lowered by more than seven points, from our initial “A+” rating, by a recognized credit ratings agency, the MDU may serve us with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase our 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a Valuation Expert. Our recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement.

14. Letter of credit facility

In July 2003, Converium AG and certain subsidiaries obtained a US$ 900.0 million unsecured syndicated letter of credit facility from various banks led by ABN AMRO Bank N.V., Barclays Capital and Commerzbank Aktiengesellschaft. The facility is guaranteed by Converium AG and used primarily to collateralize third-party claims related to its underwriting business. As of September 30, 2004, Converium had outstanding letters of credit of US$ 779.1 million under the facility.

The letter of credit facility contains ratings triggers which, as a result of the ratings downgrade by Standard & Poor’s, has required Converium to post collateral in order to secure total commitments under the credit facility. The collateral, consisting of interests in certain of Converium’s securities accounts valued in the aggregate at approximately US$ 1.0 billion, was pledged pursuant to a Deed of Pledge Agreement on September 17, 2004. The current letter of credit facility also contains restrictions with respect to posting additional collateral outside the syndicated facility.

In addition to the letter of credit facility, other irrevocable letters of credit of US$ 387.2 million were outstanding at September 30, 2004 to secure certain assumed reinsurance contracts. Investments of US$ 451.9 million are pledged as collateral related to certain of these letters of credit.

In order to meet expected additional requirements to post collateral, Converium intends to enter into a new letter of credit facility; however, there can be no assurance that it will be able to enter into a new facility on reasonable terms, if at all.

15. Commitments and contingencies

Converium Rückversicherung (Deutschland) AG, Germany has an outstanding commitment of Euro 30 million (US$ 36.6 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments. As of September 30, 2004 the capital called totalled Euro 3.2 million (US$ 4.0 million).

U.S. Life Insurance Co. arbitration

On November 29, 1999, U.S. Life Insurance Company (“U.S. Life”) initiated an arbitration proceeding against Superior National Insurance Companies in Liquidation (“SNICIL”), Converium Insurance (North America) Inc. (“CINA”) and Centre Insurance Company (“CIC”). U.S. Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract.

Inception-to-date amounts ceded by Converium to the contract through September 30, 2004 are US$ 54.0 million premiums earned, US$ 18.1 million commissions earned and US$ 106.4 million losses incurred, equaling a total ceded benefit of US$ 70.5 million. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. These hearings did not conclude the arbitration and the arbitrators advised that additional dates necessary to conclude the arbitration were not available until the second half of 2004. The hearings recommenced in mid-2004 and closing arguments are now scheduled for December 2004. Based on the current schedule of the arbitration, Converium expects that a judgment will be rendered by the panel during the fourth quarter of 2004. Based on the information available to date, Converium is unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against U.S. Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

All American Life Insurance Company arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All American”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of US$ 9.2 million were recorded in the second quarter of 2004 to reflect this commutation.

Continental Casualty Company arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident & health exposures CRNA assumed from a third-party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses.

Great American Insurance Company arbitration

On July 30, 2004, Great American Insurance Company (“GAIC”) demanded arbitration against CRNA, challenging CRNA’s right to invoke a special termination or settlement clause under certain Automobile Residual Value Proportional Reinsurance Agreements (the “Reinsurance Agreements”) with GAIC and seeking resolution of a billing dispute related to the Reinsurance Agreements. Following an audit by CRNA of the activities related to the Reinsurance Agreements, CRNA determined it was owed approximately US$ 7.0 million from GAIC, while GAIC maintained that GAIC is owed approximately US$ 15.0 million from

CRNA. Based on the limited information available to date, Converium is unable to predict CRNA’s chances of prevailing in this action.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium”) in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the U.S. District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the U.S. District Court of the Southern District of New York, Converium sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8th, 2003, the discovery and deposition began. The hearing is expected to take place in the first quarter of 2005. Meanwhile, the arbitration panel ordered Converium to post pre-award security in the form of an LOC in the amount of US$ 66.0 million, which Converium will comply with.

Converium has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s initial public offering.

Current Industry Issues

To date, Converium is neither a defendant in the lawsuit that New York State Attorney General, Eliott Spitzer, filed against a leading U.S. insurance broker October 14, 2004, nor has Converium been contacted with respect to the lawsuit or any related investigation. There has been widespread speculation in the media regarding the potential impact and scope of the Spitzer investigation on the insurance industry. As the investigation appears to be in the preliminary phases it is difficult to predict whether it will be expanded to include other industry participants.

Class Action Lawsuits

Commencing on October 4, 2004, four securities class action lawsuits have been filed against us and certain of our officers and directors in the United States District Court for the Southern District of New York. The complaints are as follows: Meyer v. Converium Holding AG, et al., 04 CV 07897, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Criden v. Converium Holding AG, et al., 04 CV 8060, which also names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Taylor v. Converium Holding AG, et al., 04 CV 8038, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, George Mehl, George G.C. Parker, Darrell H. Hendrix, Jurgen Forterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin A. Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; and Bissner v. Converium Holding AG, et al., 04 CV 08295, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann as defendants, and is purportedly brought as a class action on behalf of purchasers of our securities between December 11, 2001 and September 2, 2004. Each of the complaints asserts claims for violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934, alleging we misrepresented or failed to disclose that we maintained inadequate loss reserves in our North American operations; that, contrary to representation, we did not establish adequate loss reserves to cover claims by policyholders of North American operations; that our announced reserve increases prior to July 20, 2004 were insufficient, and, as a result, our earnings and assets were materially overstated. Certain of the complaints further allege violations of Securities and Exchange Commission reporting obligations and generally accepted accounting principles. In each case, the plaintiffs are seeking unspecified compensatory damages, attorney’s fees and expert fees. Another plaintiff’s law firm has also announced that they have filed a purported class action lawsuit; however we have not yet received a copy of the complaint. Based on our review of the press release issued by the plaintiff’s attorneys, we believe the suit asserts substantially similar claims. It is also possible that additional suits alleging similar claims may be filed in the future.

We intend to defend the lawsuits vigorously. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

U.S. Securities and Exchange Commission Investigation

In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, Converium understands that the Commission is conducting an investigation to determine whether there have been violations of the U.S. federal securities laws in connection with transactions in Converium’s securities by certain persons, including certain of its insiders, prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001.

CRNA has voluntarily responded to the Commission’s request, and intends to continue to cooperate with the Commission.

16.  Run-off of North American operations

Converium has discontinued the writing of substantially all new business in North America and has decided to take the following additional steps with respect to its North American business:

•	CRNA has been placed into run-off and its will seek to commute its liabilities wherever appropriate;

•	Converium expects to implement a fronting arrangement to enable it to continue to participate in the GAUM pool;

•	Converium ceased writing new business from CINA until such time as it is an accepted carrier for its clients;

•	Converium will offer reinsurance for U.S.-origin business to select U.S. based clients. This business will be underwritten and managed through Converium AG, Zurich or its Bermuda branch.

The recent ratings downgrades as well as Converium’s decision to place CRNA into runoff have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Connecticut Insurance Department is required before CRNA provides any such collateral (See Note 17). If the Connecticut Insurance Department withholds its approval, CRNA would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement.

The following table shows the net loss for CRNA for the three and nine months ended September 30, 2004 and 2003:

	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
(US$ million)	2004	2003	2004	2003
Loss before taxes	-100.0	-56.4	-496.7	-15.5
Net loss	-99.9	-55.8	-752.9	-23.0

17.  Regulation

As a result of the developments following the second quarter results, various regulatory actions have occurred, the most significant of which are set forth below:

United States

As a result of the reserve strengthening Converium recorded in the second quarter of 2004 and its proposed plans to run-off its North American business, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:

•	making any material change in its management or operations;

•	making any withdrawal of monies from its bank accounts, disbursements or payments outside the ordinary course of the business run-off;

•	incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;

•	writing, assuming or issuing any new insurance policies;

•	making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company;

•	entering into any new material reinsurance agreement; and

•	entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.

In addition, CRNA will be required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. The letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.

The foregoing requirements will continue until March 15, 2005, at which time the Department will reassess the financial condition of CRNA.

Switzerland

By letter dated September 27, 2004 the Federal Office of Private Insurance (“FOPI”), the insurance and reinsurance regulator in Switzerland has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost sharing agreements, capital injections, and investments in subsidiaries. Converium is currently in discussions with the FOPI as to the form and content of the notifications that will be required. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and intends to provide the formal request for information within the set time limit.

18. (Loss) earnings per share

Converium Holding AG has purchased 100,000 shares for the nine months ended September 30, 2004 related to share-based compensation plans.

The following shows the components of the earnings per share calculation:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in US$ million, except per share information)	2004	2003	2004	2003
Net (loss) income	-116.3	44.3	-710.6	128.9
Average shares outstanding (millions)	39.9	39.8	39.8	39.8
Average diluted shares outstanding (millions)	40.5	40.7	40.5	40.3
Basic (loss) earnings per share	-2.91	1.12	-17.83	3.24
Diluted (loss) earnings per share	-2.87	1.10	-17.56	3.20

See Note 19 for the 2004 loss per share adjusted for the effect of the additional shares issued under the Rights Offering.

Diluted (loss) earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

19. Subsequent Events

Master Retrocession Agreement

Converium’s Master Retrocession Agreement for its financing contracts in the Life & Health Reinsurance segment contains a rating trigger offering the retrocessionaire the right to terminate the Master Retrocession Agreement in case the Standard & Poor’s rating of Converium Rückversicherung (Deutschland) AG falls below “BBB”. The parties to the securitization have expressed their intention to make use of this right. As a consequence, Converium Rückversicherung (Deutschland) AG will be obliged to pay back the Experience Account Balance, i.e. the non-amortized financing, as a recapture fee (currently estimated at US$ 35.0 million, which will be offset by a relief of deferred acquisition costs (currently estimated at between US$ 37.0 to US$ 39.0 million). The details are currently under negotiation.

GMDB

Effective October 15, 2004, Converium entered into an agreement to terminate its US$ 75.0 million GMDB reinsurance protection purchased in the fourth quarter of 2003, for an amount of US$ 9.7 million giving rise to a net cost of the cover for 2004 of US$ 0.1 million. The primary purpose of this cover was to address the volatility in the United States equity markets. The cover was also intended to address potential adverse deviations to other key assumptions such as mortality risk, lapse rate risks and surrenders. Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.

Swiss statutory accounting implications

For Swiss statutory accounting purposes, Converium Holding AG and Converium AG are both required to perform an annual assessment of the carrying value of investments in affiliates as part of the annual statutory financial statement process. This annual impairment assessment is conducted in the fourth quarter of each calendar year when it is considered that the best financial information is available to perform this test. In order to assess the fair value of each investment, management utilizes a number of internationally recognized valuation techniques taking into account the fair value of the existing balance sheet, current projected business plans and credit rating and foreign exchange rate assumptions.

In respect of Converium AG’s investment in Converium Holdings (North America) Inc., it is recognized that as a result of the reserve strengthening and related impairment of goodwill and deferred taxes at CRNA, there will be an impairment charge taken in the fourth quarter of 2004. The size of this impairment charge will depend on developments occurring during the remainder of 2004. Similarly, Converium Holding AG will perform an annual impairment test on its investment in Converium AG as part of its Swiss annual statutory financial statement process, adopting the valuation principles outlined above. These impairment charges will not have an impact on the consolidated financial position, results of operations or cash flows.

Rights Offering

In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The capital increase (and reduction of the nominal value) was recorded, in the Commercial Register of the Canton of Zug (Switzerland) on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued outstanding share capital is now CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.

After the reduction of the nominal value of each of Converium’s shares, its conditional capital is now CHF 20,000,000 pursuant to which up to 4,000,000 shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments. Converium’s authorized capital is now CHF 20,000,000 pursuant to which the Board is authorized to issue up to 4,000,000 shares.

The following table shows the impact on shareholders’ equity after the issuance of the shares in the Rights Offering, net of estimated underwriting issuance costs of approximately US$ 19.6 million.

	As of September 30, 2004
($ in millions, except share data)	Actual	As adjusted
Shareholders’ equity:
Ordinary (nominal) share capital (40,006,217 shares issued, CHF 10 nominal value, actual, 146,689,462 shares issued, CHF 5 nominal value, as adjusted)	253.0	589.0
Additional paid-in capital	1,330.8	1,405.6
Treasury stock	-6.5	-8.1

Total share capital	1,577.3	1,986.5
Unearned stock compensation	-6.6	-6.6
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	94.3	94.3
Cumulative translation adjustments	114.1	114.1
Retained deficit	-504.0	-504.0

Total shareholders’ equity	1,275.1	1,684.3

After taking into effect the shares issued in the Rights Offering, pro forma loss per share for 2004 would be as follows:

	Three months ended	Nine months ended
(in US$ million, except per share information)	Sept. 30, 2004	Sept. 30, 2004
Average shares outstanding (millions)	82.1	82.0
Average diluted shares outstanding (millions)	82.7	82.6
Basic loss per share	-1.42	-8.66
Diluted loss per share	-1.41	-8.60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann
	Name:	Dirk Lohmann
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer
	Name:	Martin A. Kauer
	Title:	Chief Financial Officer, Converium Holding AG

Date: October 26, 2004